

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Paula Brown Stafford
Chairman, President and Chief Executive Officer
Novan, Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, NC 27703

> **Re: Novan, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 18, 2022**
> **File No. 333-262865**

Dear Ms. Stafford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Jolley, Esq.